



Adam Gregory · 3rd
Co-Founder at Noble Story Co.
Talks about #film, #movies, #noblestoryco, #cinematography, and #storiesthatmatter
Grand Rapids Metropolitan Area · **Contact info**

306 followers · **306** connections

 Noble Story Co.

Ferris State University

Experience


Co-Founder & COO
Noble Story Co.
Mar 2020 – Present · 1 yr 9 mos
Grand Rapids Metropolitan Area

Develops meaningful stories into motion pictures worth re-watching.


Co-Founder
2A Entertainment, LLC
Jan 2019 – Present · 2 yrs 11 mos

Cinematographer
Gregory Visuals LLC · Self-employed
Sep 2016 – Present · 5 yrs 3 mos
Greater Grand Rapids, Michigan Area

 **Adam Gregory**
Cinematography Reel


Cinematographer/Senior Editor
Storytelling Pictures · Full-time
Jan 2011 – Sep 2016 · 5 yrs 9 mos
Greater Grand Rapids, Michigan Area

Started out as an intern and worked up to Cinematographer and Senior Editor - filming in over 10 countries around the world from Nepal, Africa to Papua New Guinea.

 **Demo Reel // 2016**

Education


Ferris State University
Bachelor's degree, Film/Cinema/Video Studies
2007 – 2011